Exhibit 99.1

Ardagh Metal Packaging S.A. Launches Senior Secured Green Notes Offering

$1,280 million (equivalent) Senior Secured Green Notes Offering

Luxembourg (November 18, 2025) Ardagh Metal Packaging S.A. (“AMP”) has today launched an offering of $1,280 million (equivalent) senior secured green notes, comprising US dollar denominated senior secured green notes due 2031 and euro denominated senior secured green notes due 2031 (together, the “Notes”).

Net proceeds from the issuance of the Notes will be used to, among other things, (i) fund the redemption of AMP’s $600 million senior secured green notes due 2027; (ii) repay AMP’s €269 million senior secured term loan; and (iii) redeem AMP’s preferred shares.

This release is for information purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, any of the Notes.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,300 people and had recorded revenues of $4.9 billion in 2024.

Contacts:

Investors:

Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants

Tel.: +353 1 498 0300 / +353 87 2269345

Email: pwalsh@murraygroup.ie

Important notices

This announcement does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities, including any securities of AMP or any subsidiary or affiliate related to AMP, nor should it form the basis of, or be relied upon in connection with, any contract or commitment to purchase or subscribe for any securities of AMP or otherwise. Any offer of debt securities of AMP will be made by means of an offering memorandum that will contain detailed information about the issuer and its management, risks as well as financial statements. Any person considering the purchase of any debt securities of AMP or any subsidiary or affiliate related to AMP must inform themself independently based solely on such offering memorandum (including any supplement thereto) and advice from its own legal, accounting and tax advisers as it deems relevant.

This announcement is for informational purposes only and is directed only at non-U.S. persons (as defined under Regulation S of the U.S. Securities Act) who are located outside the United States. This announcement does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. The Notes and the related guarantees have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States or any other jurisdiction and the Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state or local securities laws. Accordingly, the Notes and the related guarantees are being offered and sold in “offshore transactions” to non-U.S. persons outside the United States in accordance with Regulation S under the U.S. Securities Act. There is no assurance that the offering of the Notes will be completed or, if completed, as to the terms on which it will be completed.

This release relates to the disclosure of information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 as it forms part of English law by virtue of the European Union (Withdrawal) Act 2018 (as amended, “UK MAR”) encompassing information relating to AMP.

This announcement has been prepared on the basis that any offer of the Notes in any Member State of the European Economic Area (the “EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish an Offering Circular for offering of the Notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, “retail investor” means a person who is one (or more) of the following: (a) “retail client” as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This announcement has been prepared on the basis that any offer of the Notes in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish an Offering Circular for offering of the Notes. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act (“EUWA”).

This announcement is directed only at persons who: (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.” of the Financial Promotion Order, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (“FMSA”) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, “retail investor” means a person who is one (or more) of the following: (i) a retail client, as defined in the Financial Conduct Authority’s Handbook of Rules and Guidance; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in the Financial Conduct Authority’s Handbook of Rules and Guidance. Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The distribution of this press release into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

Certain statements made in this announcement are “forward-looking” statements within the meaning of applicable securities laws. Any such projections or statements are based on current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results expressed or implied in these forward-looking statements. Persons receiving this announcement should not place undue reliance on forward-looking statements. The forward-looking statements and information contained in this announcement are made as of the date hereof and AMP and its affiliates, and any of its or their respective directors, officers, partners, employees, advisers or agents (collectively, the “Representatives”) undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This announcement is being issued by and is the sole responsibility of AMP. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by or on behalf of, AMP (apart from the responsibilities or liabilities that may be imposed by the FSMA or the regulatory regime established thereunder) or by its affiliates or any of its Representatives as to, or in relation to, the accuracy, adequacy, fairness or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers or any other statement made or purported to be made by or on behalf of AMP or any of its affiliates or any of its Representatives in connection with AMP and any responsibility and liability whether arising in tort, contract or otherwise therefore is expressly disclaimed.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.